Filed by Trulia, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 000-51032

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 7, 2013 (the “Merger Agreement”), by and among Trulia, Inc. (“Trulia”), Market Leader, Inc. (“Market Leader”) and Mariner Acquisition Corp., a wholly owned subsidiary of Trulia.

Trulia to Acquire Market Leader, Combining Trulia’s Massive Consumer Audience with the Leading Comprehensive SaaS Solution for the Real Estate Industry

We are very excited to announce that Trulia has entered into a definitive agreement to acquire Market Leader, Inc. (NASDAQ: LEDR, “Market Leader”), a provider of Software as a Service (SaaS)-based software that helps agents generate, manage, engage and market to their contacts and provides enterprise tools for franchisors and brokerages to route leads, evaluate lead efficacy, manage agent performance, and track consumer trends. This transformative deal aims to deliver unprecedented functionality and create more value for franchisors, brokerages, agents and consumers.

The combined company will have approximately 46,000 premium subscribers, more than any other online real estate marketplace. The transaction will result in a combined platform that creates value for the entire real estate market, from consumers to brokerages, agents and franchisors, and will create the most comprehensive end-to-end solution across multiple technology platforms in the real estate industry today.

Benefits for Franchisors and Brokerages:

•

Today, Market Leader and Trulia each have deep partnerships with hundreds of real estate brokerages and franchisors. Market Leader’s SaaS solution allows franchisors and brokerages to provide leading-edge productivity and daily workflow tools to their agents, while Trulia’s broker and franchisor partnerships help agents close more business by promoting their listings and generating leads from Trulia’s transaction-ready consumer audience.

Benefits for Real Estate Agents:

•	Real estate agents will now benefit from the industry’s first end-to-end solution. As the Trulia and Market Leader products integrate over time following the acquisition, agents will have unmatched data, combined with leading edge tools for working with consumers to help them find the home of their dreams. Agents that use the combined platform will realize that every lead will become more valuable and the agent will have greater visibility into the value of the lead.

Benefits for Consumers:

•

Real estate consumers will benefit from improved responsiveness and better service from the agents with whom they work. Trulia anticipates that increased agent responsiveness will result in more consumer delight on Trulia’s web and mobile properties.

We are very excited about the enhanced value this transaction will bring to all of our customers and partners, helping them capture more upside as the housing market recovers. Together, we will help brokerages and franchisors harness the power of technology to reach consumers and enhance the productivity of their agents by offering them the most comprehensive end-to-end solution via the web and mobile devices. Our combined product suite also will enable agents to increase their follow-up capabilities, level of engagement with consumers and the return on investment on their leads.

For more details on the deal, click here to read the press release http://www.sec.gov/Archives/edgar/data/1349454/000119312513205878/d533605dex992.htm. Please feel free to contact us with any questions you may have. Thank you, as always, for your support.

Cautionary Note Regarding Forward-Looking Statements and Other Matters

This message contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s expectations, strategy, plans or intentions. Trulia’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that Market Leader shareholders may fail to approve the merger agreement; the risk that required governmental approvals for the merger will not be obtained; the risk that Trulia and Market Leader will be unable to consummate the merger on the terms set forth in the merger agreement for any reason; the risk that the businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that Trulia following merger will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the merger could arise; and the risk that disruption caused by the merger that make it difficult to maintain certain strategic relationships.

The forward-looking statements contained in this blog post are also subject to other risks and uncertainties, including those more fully described in Trulia’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 4, 2013 and those that will be discussed in the Registration Statement on Form S-4 to be filed by Trulia with the Securities and Exchange Commission at a future date. The forward-looking statements in this blog post are based on information available to Trulia as of the date hereof, and Trulia disclaims any obligation to update any forward-looking statements, except as required by law.

This blog post is being made in respect of a proposed business combination involving Trulia and Market Leader. In connection with the proposed transaction, Trulia will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes the preliminary proxy statement of Market Leader and that will also constitute a prospectus of Trulia. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Trulia may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission becomes effective. The preliminary proxy statement/prospectus and this blog post are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities in any state where the offer and sale is not permitted.

The definitive proxy statement/prospectus will be mailed to shareholders of Market Leader. TRULIA AND MARKET LEADER URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Trulia through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.trulia.com.

Trulia, Market Leader and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of Market Leader shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus described above when it is filed with the Securities and Exchange Commission. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 26, 2013, and amended on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia or Market Leader using the contact information above.